Exhibit 1

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 29, 2005

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, September 29, 2005 at 11:00 a.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel, for the following purposes:

(1)	To elect Joseph Tenne as a Class II director to serve until the 2008 Annual General Meeting of Shareholders, or until his successor is elected;
(2)	To elect Dr. Eyal Kishon as an outside director for a period of three years;
(3)	To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2005 and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors;
(4)	To approve certain terms of compensation of non-employee directors of the Company;
(5)	To approve an amendment to the Articles of Association of the Company regarding insurance, indemnification and exculpation;
(6)	Subject to approval of such amendment of the Articles of Association, to approve corresponding amendments to the indemnification agreements with each of the Company’s directors; and
(7)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2004.

        The foregoing items of business are more fully described in the Proxy Statement to be mailed to the shareholders on or about September 2, 2005.

        Only shareholders who held Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on August 29, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of proposals (1) through (6) above. In addition, the approval of proposal (2) requires that the shareholder approval include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

        All shareholders are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS Shabtai Adlersberg Chief Executive Officer

Lod, Israel
August 30, 2005

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

AUDIOCODES LTD.

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 29, 2005

        The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, September 29, 2005 at 11:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel. The telephone number at that address is +972-3-976-4000.

        These proxy solicitation materials were mailed on or about September 2, 2005 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01 (the “Ordinary Shares”), of the Company at the close of business on August 29, 2005 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

        At the Record Date, 44,405,706 Ordinary Shares were issued, of which 40,463,567 Ordinary Shares were outstanding and 3,942,139 Ordinary Shares were held in treasury.

Revocability of Proxies

        A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

PROPOSAL ONE
ELECTION OF JOSEPH TENNE AS A CLASS II DIRECTOR

Background

        Our Articles of Association provide for a classified Board of Directors with directors being divided into Class I, Class II and Class III directors. In addition, Israel’s Companies Law (the “Companies Law”) requires us to have at least two outside directors who are not members of any class of directors.

        Dana Gross serves as a Class I director. Ms. Gross’ term is scheduled to expire at the 2007 Annual General Meeting of Shareholders, and therefore she is not required to stand for reelection at the Meeting. Shabtai Adlersberg serves as a Class III director. Mr. Adlersberg’s term is scheduled to expire at the 2006 Annual General Meeting of Shareholders, and therefore he is not required to stand for reelection at the Meeting. In accordance with the Companies Law, Dr. Eyal Kishon and Doron Nevo serve as our outside directors and each was elected for a three-year term of office. Dr. Kishon is serving a three-year term of office that is scheduled to expire at the Meeting. The election of Dr. Kishon for one additional three-year term is addressed in Proposal 2 below. Mr. Nevo is serving a three-year term of office that is scheduled to expire in 2006, and therefore he is not required to stand for reelection at the Meeting.

        Joseph Tenne serves as a Class II director. His term is scheduled to expire at the Meeting. Shareholders are being asked to reelect Mr. Tenne to serve for a term of three years, expiring at the 2008 Annual General Meeting of Shareholders, or until his successor is elected.

        Joseph Tenne has served as one of the Company’s directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From 2003 to 2004 Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

        As noted above, Ms. Gross and Messrs. Adlersberg and Nevo are not standing for reelection at the Meeting. Biographical information concerning Ms. Gross and Messrs. Adlersberg and Nevo follows for informational purposes only.

        Dana Gross has served as one of the Company’s directors since June 2000. Ms. Gross has served as Chief Marketing Officer of M-Systems Flash Disk Ltd. since April 2000, and as a director of M-Systems since September 2000. Prior to that, Ms. Gross served as Executive Vice President of the DiskOnChip business unit of M-Systems from 2000 and as Vice President of Worldwide Sales of M-Systems from 1998 until April 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations and became Chief Financial Officer in 1994, President of M-Systems Inc. in 1995 and Executive Vice President of Business Development in 1997. Ms. Gross also serves as a director of PowerDsine Ltd., a Power over Ethernet technology company that is traded on Nasdaq. Ms. Gross holds a B.Sc. in Industrial Management Engineering from Tel Aviv University and an M.B.A. from San Jose State University.

        Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as the Company’s Chairman of the Board and Chief Executive Officer since inception. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology (the “Technion”).

        Doron Nevo has served as one of the Company’s directors since 2000. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale carrier grade IP Telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a fax service provider in Israel. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd. an optical subsystems company. He also serves on the board of a number of companies such as: Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and Digital Radio synthesizers), Notox, Ltd. (a biotech company) and Cellaris, Ltd. (a new materials company). Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Proposal

        The shareholders are being asked to elect Joseph Tenne as a Class II director for a term to expire at the 2008 Annual General Meeting of Shareholders, or until his successor is elected. Management knows of no current circumstances that would render Mr. Tenne unable to accept nomination or election.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the election of Joseph Tenne as a Class II director for a term to expire at the 2008 Annual General Meeting.

PROPOSAL TWO
ELECTION OF DR. EYAL KISHON AS AN OUTSIDE DIRECTOR

Background

        The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. Both of the outside directors must serve on the Company’s statutory Audit Committee, and at least one outside director must serve on each committee of the Board of Directors. The term of office of an outside director is three years, and may be extended for one additional term of three years.

        As noted above, Doron Nevo and Dr. Eyal Kishon serve as outside directors of the Company. The term of Mr. Nevo is scheduled to expire in 2006, and therefore he is not required to stand for reelection at the Meeting. The current term of Dr. Kishon is scheduled to expire at the Meeting. Shareholders are being asked to reelect Dr. Eyal Kishon as an outside director for an additional term of three years that will end in 2008.

        Dr. Eyal Kishon has served as one of the Company’s directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. In his capacity as Managing Partner of Genesis, Dr. Kishon serves as a director of VCON Telecommunications Ltd., a video conferencing technology company. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion and an M.Sc. and a Ph.D. in Computer Science from New York University.

Proposal

        The shareholders are being asked to reelect Dr. Eyal Kishon as an outside director as detailed above. Management knows of no current circumstances that would render Dr. Kishon unable to accept nomination or election.

Vote Required

        The election of an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his election; in addition, the shareholder approval must include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the election of Dr. Eyal Kishon as an outside director for one additional term of three years.

PROPOSAL THREE
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF
AUDITORS’ COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2005. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

        Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

        Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2005, and to authorize our Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2005 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

PROPOSAL FOUR
APPROVAL OF CERTAIN TERMS OF COMPENSATION OF
NON-EMPLOYEE DIRECTORS OF THE COMPANY

Background

        Under the Companies Law, compensation of the outside directors at the fixed rates specified by the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000 (the “Regulations”), requires Audit Committee and Board of Directors approval. On January 23, 2005, the Audit Committee and the Board of Directors of the Company approved cash compensation to the outside directors at the fixed rates for annual fees and per meeting fees specified by the Regulations. The annual fee under the Regulations is approximately NIS 37,295 (equal to approximately $8,215 at current exchange rates); and the per-meeting fee under the Regulations is approximately NIS 1,390 (equal to approximately $305 at current exchange rates). To date, the non-employee directors have not received any compensation other than an option grant of 50,000 Ordinary Shares of the Company. No shareholder action is required regarding the compensation of the outside directors of the Company.

        Compensation of the directors of the Company other than the outside directors, whether in their capacity as directors or otherwise, requires shareholder ratification following Audit Committee and Board of Directors approval. The Audit Committee and Board of Directors have approved, subject to shareholder approval, cash compensation to the non-employee directors (other than the outside directors) at the same level as the fixed rates for annual fees and per meeting fees specified by the Regulations for outside directors, which are noted in the preceding paragraph.

Proposal

        Shareholders are being asked to approve the cash compensation terms of the non-employee directors of the Company (other than the outside directors) as detailed above.

        It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the cash compensation terms of the non-employee directors of the Company (other than the outside directors), at the same level as the fixed rates for annual fees and per meeting fees specified by the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000 for outside directors of a company such as the Company, be, and they hereby are approved.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the approval of certain terms of compensation of non-employee directors of the Company.

PROPOSAL FIVE
APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY
REGARDING INSURANCE, INDEMNIFICATIONAND EXCULPATION

Background

        Our Articles of Association allow us to procure insurance for, indemnify and exculpate any director or office holder, subject to the provisions of the Companies Law.

        The Company has entered into agreements with each of the Company’s directors to insure, indemnify and exculpate them against certain types of claims, subject to dollar limits and other limitations (the “Indemnification Agreements”). These agreements were approved by the Company’s Audit Committee and Board of Directors, and were ratified by the Company’s shareholders at the 2001 Annual General Meeting of Shareholders of the Company. An amendment to the Indemnification Agreements increasing the maximum amount payable thereunder was ratified by the Company’s shareholders at the 2002 Annual General Meeting of Shareholders of the Company.

        In March 2005, an amendment was adopted to the provisions of the Companies Law that govern the insurance, indemnification and exculpation of office holders. In light of the cumulative effect of the changes to these provisions since the adoption of the insurance, indemnification and exculpation provisions in the Company’s Articles of Association, the Board of the Directors of the Company believes that it, although not required, would be advisable to amend the provisions of the Articles of Association of the Company to more accurately reflect the current provisions of the Companies Law. The proposed changes would allow the Company to provide indemnification in connection with certain regulatory investigations and proceedings. The Board of Directors believes that the amendment will be an important factor in attracting and retaining highly-qualified individuals to serve of the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

Proposal

        Shareholders are being asked to approve an amendment to the insurance, indemnification and exculpation provisions of the Articles of Association of the Company (changes are marked: additions underlined, and text that is proposed to be deleted is crossed out).

        It is proposed that the following special resolution be adopted at the Meeting:

“RESOLVED, to amend and restate Article 68 of the Articles of Association of the Company to read as follows:

‘68. ~~Indemnity and~~ Insurance, Indemnification and Exculpation

The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:

(i) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for act or omissions in their capacity as Office Holders, in whole or in part, against any of the following:

(a) breach of the duty of care owed to the Company or a third party;

(b) breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company’s interests; and

(c) monetary liability imposed on ~~an~~the Office Holder in favor of a third party.

(ii) Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder, where such prior undertaking is limited (1) to categories of events that the Board believes are foreseeable~~, and to a reasonable sum determined by the Board in the circumstances, for an act for any of the following events: (a)~~ in light of the Company’s activities on the date of grant of the undertaking to indemnify, and (2) to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances(and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for an act that the Office Holder performed by virtue of being an Office Holder of the Company, for monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court~~, for an act that such Office Holder performed by virtue of being an Office Holder of the Company; and~~.

(iii) Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder for:

(a) reasonable legal costs, including attorney’s fees, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes (i) without the filing of an indictment against the Office Holder, and (ii) except in the case of a criminal offense in which proof of criminal intent is not required, without the imposition of any monetary payment in lieu of criminal proceedings; and

(b) reasonable legal costs ~~of litigation~~, including attorneys’ fees, expended by ~~an~~the Office Holder or for which ~~an~~the Office Holder ~~has been~~is charged by a court, (i) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (ii) in a criminal action in which ~~an~~the Office Holder ~~was~~is found innocent, or (iii) in a criminal ~~offense~~action in which ~~an~~the Office Holder ~~was~~is convicted and in which a proof of criminal intent is not required.

(iv) Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by virtue of a breach of duty of care to the Company.’ ”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the amendment to the Articles of Association of the Company.

PROPOSAL SIX
APPROVAL OF AMENDMENTS TO THE INDEMNIFICATION AGREEMENTS
WITH EACH OF THE COMPANY’S DIRECTORS

Background

        The Company’s Audit Committee and the Board of Directors have resolved, subject to approval of Proposal Five above (the proposal to amend the Articles of Association), to make conforming amendments to the existing Indemnification Agreements with the Company’s directors. In particular, the Indemnification Agreements will be amended to allow the Company to provide indemnification in connection with certain regulatory investigations and proceedings. Under the Companies Law, insurance, indemnification and exculpation of directors requires shareholders ratification following Audit Committee and Board of Directors approval.

        Under the Companies Law, as amended, an advance undertaking to indemnify regarding monetary liability imposed in favor of a third party in a judgment requires the Board of Directors to make a finding that the undertaking is limited to categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances. The Board of Directors has reviewed the existing limits contained in the Indemnification Agreements and found them to be consistent with these Companies Law limitations.

Proposal

        Shareholders are being asked to approve amendments to the Indemnification Agreements with each of the Company’s directors to conform them to the revised Articles of Association, in the form attached as Exhibit A (changes to the form ratified by shareholders in 2001, as amended in 2002, are marked: additions underlined, and text that is proposed to be deleted is crossed out). If the proposed amendments to the Articles of Association or the proposed amendments to the Indemnification Agreements are not approved, the existing Indemnification Agreements (which have been previously approved by shareholders) will continue to be in effect.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Indemnification Agreements with each of the Company’s directors be amended to reflect the amended Articles of Association as set forth in the form of Indemnity Agreement attached as Exhibit A.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the amendments to the Indemnification Agreements.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2004;

        In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2004. The Annual Report on Form 20-F of the Company for the year ended December 31, 2004, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.audiocodes.com.

By Order of the Board of Directors Shabtai Adlersberg Chief Executive Officer

Dated: August 30, 2005

EXHIBIT A

FORM OF DIRECTOR
~~INDEMNITY~~INSURANCE, INDEMNIFICATION AND EXCULPATION AGREEMENT

AGREEMENT, dated as of ___________________, between AudioCodes Ltd., an Israeli company (the “Company”), and [insert name of director], a director of the Company (the “Indemnitee”).

WHEREAS,	Indemnitee is a director and Office Holder of the Company; and

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of public companies; and

WHEREAS,	the Articles of Association of the Company authorize the Company to insure, indemnify and exculpate directors; and

WHEREAS,	in recognition of Indemnitee's need for substantial protection against personal liability in order to assure Indemnitee's continued service to the Company in an effective manner and Indemnitee's reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company's Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the insurance, indemnification ~~of and the advancing of expenses toIndemnitee~~and exculpation of Indemnitee to the ~~full~~fullest extent ~~(whether partial or complete)~~ permitted by law from time to time and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS.

1.1	Change in Control: shall be deemed to have occurred if: (i) any “person”(as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.2	Expense: includes reasonable legal costs ~~of litigation~~, including ~~attorney’s~~attorneys’ fees, expended by an Office Holder or for which an Office Holder has been charged by a court, or in connection with an investigation or other proceeding by a competent authority.

1.3	Office Holder: as such term is defined in the Companies Law - 5759-1999.

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

2.1	The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law from time to time, for any liability and Expense that may be imposed on Indemnitee due to an act performed or failure to act by him in his capacity as an Office Holder of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof,~~the following shall be hereinafter referred to as~~  for any event against which indemnification is available by law from time to time (“Indemnifiable Events”), including without limitation the following:

2.1.1	monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court for;~~, for an act that such Office Holder performed by virtue of being an Office Holder of the Company; and~~

2.1.2	reasonable legal costs, including attorney’s fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Indemnitee and either (A) no financial liability was imposed on the Indemnitee in lieu of criminal proceedings, or (B) financial liability was imposed on the Indemnitee in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and

2.1.3	reasonable legal costs ~~of litigation~~, including attorneys’ fees, expended by ~~an Office Holder~~the Indemnitee or for which the Indemnitee ~~has been~~is charged by a court, (a) in an action brought against the Indemnitee by or on behalf of the Company or a third party, or (b) in a criminal action in which the Indemnitee ~~was~~is found innocent, or (c) in a criminal ~~offense~~action in which the Indemnitee ~~was~~is convicted and in which a proof of criminal intent is not required.

2.2	The indemnification undertaking made by the Company shall be only with respect such events described in Schedule A hereto. The maximum amount payable by the Company under this Agreement for each event described in Schedule A shall be as set forth in Schedule A.

2.3	If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation Expenses, including attorneys’fees, with respect to which Indemnitee is entitled to be indemnified under Paragraph 2.1 above.

2.4	The Company’s obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not Indemnitee is still serving in such positions.

2.5	The Company undertakes that as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and Office Holders liability insurance to cover the liability of Indemnitee to the fullest extent permitted by law.

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3.	GENERAL LIMITATIONS ON INDEMNIFICATION.

3.1	If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid (unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed) and shall not be obligated to indemnify or advance any additional amounts to Indemnitee (unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement).

3.2	Change in Control of Company. The Company undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION.

4.1	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION.

5.1	In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT.

6.1	The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

7.1	Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the same extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

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8.1	Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding, Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have the Indemnitee otherwise than under this Agreement. With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without limitation of Section 2.1:

8.1.1	The Company will be entitled to participate therein at its own expense; and

8.1.2	Except as otherwise provided below, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. Indemnitee shall have the right to employ its counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have made the conclusion provided for in (ii) above.

8.2	The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	NON-EXCLUSIVITY.

9.1	The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

10.	BINDING EFFECT.

10.1	This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company’s request.

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11.	SEVERABILITY.

11.1	The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.	GOVERNING LAW, JURISDICTION.

12.1	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement

13.	ENTIRE AGREEMENT AND TERMINATION.

13.1	This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

COMPANY	Name:________________
By: ________________	Signature: ____________

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SCHEDULE A

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12.	Negotiations, execution, delivery and performance
of agreements on behalf of the Company

Anti-competitive acts and acts of commercial wrongdoing

Acts in regard of invasion of privacy including with
respect to databases and acts in regard of slander

Acts in regard of violation of copyrights, patents,
designs and any other intellectual property rights

Acts in regard of "Y2K" malfunctions

Approval of corporate actions including the approval of the
acts of the Company's management, their guidance and their supervision

Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business

Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC disclosure rules and other claims relating to relationships with investors and the investment community

Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the
Company in the circumstances required under applicable laws

Violations of any law or regulation governing domestic and international telecommunication in any jurisdiction

Claims in connection with employment relationships with Company's or its
subsidiaries' employees.	$20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000 $20,000,000